Exhibit 99.1

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/ME): 07.628.528/0001-59

Company Register Identification Number (NIRE): 35.300.326.237

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 31, 2021

Date, Time, and Place: The meeting was held on August 31, 2021, at 10 a.m., at the headquarters of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), located at Avenida Brigadeiro Faria Lima, 1.309, 5th floor, in the City and State of São Paulo.

Call Notice and Attendance: The procedures for the call notice were waived since all members of the Board of Directors were present, as per sole paragraph of article 20, paragraph 1of the Company’s Bylaws. The attendance of the Board members via conference call and/or video conference, respectively, is authorized as per the main section of article 20 of the Company’s Bylaws.

Presiding: Chairman: Eduardo S. Elsztain; and Secretary: André Guillaumon.

Agenda: To examine, discuss and resolve on, among other matters: (i) approval of the sale of 4,573.27 HA (four thousand five hundred seventy-three and twenty-seven ares), in favor of Camacho, of areas owned by Agrifirma Bahia Agropecuária Ltda., in the Rio do Meio Farm located in Correntina/BA, (“Rio do Meio Farm”; “Camacho” and “Rio do Meio Farm Sale”); (ii) the approval, in view of the sale mentioned in the previous item of the agenda, (a) of the reduction of the area of Fazenda Rio do Meio, object of the Private Instrument of Rural Lease I and II (“Lease Agreements”), both entered into on 06/24/2016 added on 03/23/2017 and in force until the 2026/2027 crop, consolidating the remaining area of the Lease Agreements in 2. 917.33HA (two thousand nine hundred seventeen hectares and thirty-three ares) and, (b) formalization of other commercial understandings between the parties; (iii) approval of the technical feasibility study of the future realization of the deferred tax assets, in compliance with CVM Instruction 371/02 and CVM Deliberation 273/98; (iv) approval of the Management’s Annual Report and Financial Statements reg. the year ended on 06.30.2021; (v) proposal for allocation of net income and dividends distribution for the year ended 06.30.2021; (vi) the approval of the allocation of R$ 3,500,000.00 (three million, five hundred thousand Brazilian reais), representing 1.1% (one point one percent) of the Company’s net income from fiscal year 21/22, to the BrasilAgro Institute; (vii) the ratification of the capital contribution made on 08.10.2021 by the Company in its subsidiary Palmeiras.

Resolutions: The board members resolved, unanimously and without any reservations or restrictions, to:

1.	To approve the sale of 4,573.27 HA (four thousand five hundred and seventy-three hectares and twenty-seven ares) of areas owned by Agrifirma, in the Rio do Meio Farm, in favor of Camacho (“Sale”), of which 3,230.34 HA (three thousand two hundred and thirty-three hectares and thirty-four ares) are useful areas divided into: (a) 2,859.34 HA (two thousand and eight hundred and fifty-nine hectares and thirty-four ares) of useful open area, for the total price of 714,835 (seven hundred and fourteen thousand and eight hundred and thirty-five) soybean bags (“Open Area Acquisition Price”), that is, at the ratio of 250 (two hundred and fifty) soybean bags per useful open hectare (“Open Area”), to be paid as follows: (i) 15% in 2021, in three (3) payment events (in equal installments) scheduled for September 20, 2021, November 15, 2021 and December 30, 2021; (ii) 5% in 2022; (iii) 15% in 2023; (iv) 23% in 2024; (v) 23% in 2025; (vi) 13% in 2026; and (vii) 6% in 2027 ; and (b) 371 HA (three hundred and seventy-one hectares) of opening area, whose payment is conditioned to obtaining the Suppression Authorization for opening the referred area, for the total price of 37. 100 (thirty-seven thousand and one hundred) bags of soybeans, that is, at a rate of 100 (one hundred) bags of soybeans per useful hectare that can be opened. This amount will be distributed proportionally in the subsequent future installments of the Open Area Acquisition Price. Thus, the Company’s Executive Board is authorized to perform any and all acts and sign any and all documents necessary, including the Sale and Purchase Commitment Instrument, public deeds, among others, to formalize the Sale approved herein.

2.	To approve, in view of the Sale, (a) the reduction of the area of the Rio do Meio Farm, object of the Private Instrument of Rural Lease I and II (“Lease Agreements”), both entered into on 06/24/2016, added on 03/23/2017 and in force until harvest 2026/2027 crop year, consolidating the remaining area of the Lease Agreements at 2. 917.33HA (two thousand nine hundred seventeen hectares and thirty-three ares); (b) reciprocal discharge of the obligations under the Lease Agreements until June 30, 2021; and (c) increase and consolidation of two head of cattle per hectare explored by Camacho under the Lease Agreements, as minimum occupancy. Therefore, the Board of Directors is authorized to perform any and all acts and sign any and all documents necessary, including the amendment to the Lease Agreements, to formalize the resolution approved herein.

3.	To approve the Technical Study for acknowledgement of the deferred tax asset’s accounting record on June 30, 2021, in compliance with CVM Instruction No. 371/02 and CVM Resolution No. 273/98, examined by the Company’s Fiscal Council during the meetings held on 08.27.2021, 08.31.2021 and also on the date hereof.

4.	To approve, ad referendum to the Annual General Meeting, the Annual Management Report and the Financial Statements concerning the year ended on 06.30.2021. It is hereby established that the opinions of the Independent Auditors and the Fiscal Council referred to in items II, III and VII of article 163 of Law No. 6,404 of December 15, 1976, as amended, (“Law No. 6,404/76”) shall be submitted, along with the documents approved herein, to the analysis of the Company’s shareholders at the Shareholders’ Annual Ordinary Meeting.

5.	To approve, ad referendum to the Annual General Meeting, the proposal for the allocation of the net income for the year ended on 06.30.2021 and distribution of dividends, in the form of Exhibit I to these minutes.

6.	To approve the disclosure, on the date hereof, of the Annual Management Report and Financial Statements, accompanied by the Explanatory Notes and Independent Auditors’ Report, for the year ended June 30, 2021, to the Brazilian Securities and Exchange Commission (“CVM”), B3 S.A. - Brasil, Bolsa, Balcão and to the market, as well as the publication on the O Estado de São Paulo newspaper and the forwarding of said documents for the analysis of the shareholders at the Annual Shareholders’ Meeting.

7.	To approve the allocation of three million, five hundred thousand Brazilian reais (R$ 3,500,000.00), representing 1.1% (one point one percent) of the Company’s net income from the 2020/2021 fiscal year to the BrasilAgro Institute.

8.	Ratify the capital contributions made since December 24, 2020, by the Company in its subsidiaries Palmeiras, Acres del Sud and Ombu as follows:

Date	Capital contributions (USD)	Company
08.10.2021	500.000,00	Palmeiras S.A.

Closing: There being no further business to discuss, the minutes were drafted, approved and signed by all the members of the Board of Directors attending the meeting and by the Chairman and Secretary of the Presiding Board.

Signatures: Presiding Board: Eduardo S. Elsztain – Chairman; André Guillaumon – Secretary. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain; Saúl Zang; Alejandro Gustavo Casaretto; Carlos María Blousson; Isaac Selim Sutton; João de Almeida Sampaio Filho and Camilo Marcantonio.

This is a free English translation of the original minutes drawn up in the Book of Minutes of Board of Directors’ Meetings.

São Paulo, August 31, 2021.

André Guillaumon
Secretary

EXHIBIT I TO THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON AUGUST 31, 2021

MANAGEMENT’S PROPOSAL FOR ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS CONCERNING THE YEAR ENDED 06.30.2021

To the Shareholders,

As set forth in Article 36 of the Company’s By Laws and in Article 192 of Brazilian Federal Law No. 6,404/76, we submit to your appreciation the proposal for the allocation of net income and distribution of Brasilagro - Companhia Brasileira de Propriedades Agrícolas’ dividends, for the year ended 06.30.2021, which proposal is approved by the Board of Directors at meeting held on the date hereof, namely:

Net Profit for the Year:	R$	317.645.745,14
(-) Accumulated losses:

Net Income for the Year:	R$	317.645.745,14
(-) Legal Reserve (5%):	R$	15.882.287,26

Adjusted Net Income:	R$	301.763.457,88
Compulsory Dividends (25%):	R$	75.440.864,47
Proposed Additional Dividends	R$	184.559.135,53
Reserve for Investment and Expansion:	R$	41.763.457,88

1. LEGAL RESERVE: Pursuant to article 193 of Brazilian Federal Law No. 6,404/76, five per cent (5%) of Net Income, in the amount of fifteen million, eight hundred and eighty-two thousand, two hundred and eighty-seven reais and twenty-six cents (R$ 15.882.287,26) shall be allocated to the Legal Reserve.

2. DIVIDENDS: Pursuant to article 36 of the Company’s By Laws and Article 202 of Brazilian Federal Law No. 6,404/76, the shareholders holding common shares issued by the Company, shall be paid dividends in the total amount of f two hundred and sixty million reais (R$260.000.000,00), corresponding, on 06.30.2021 to R$ 2,62 per share. The payment of dividends shall be made within thirty (30) days counted as of the date of their disclosure. Dividends shall be paid to those who hold a Company’s shareholding position at the end of the date on which the Annual General Meeting approving the financial statements for the year ended on 06.30.2021 is held, and, as from the following day, the Company’s shares Company shall be traded “ex” dividends.

3. RESERVE FOR INVESTMENT AND EXPANSION: The outstanding balance of the Adjusted Net Income, pursuant to article 36, subparagraph (c), of the By Laws, in the amount of forty-one million, seven hundred and sixty-three thousand, four hundred and fifty-seven thousand, and eighty-eight cents (R$ 41.763.457,88) shall be allocated to the Reserve for Investment and Expansion, whose purpose comprises the investments for development of the Company’s activities, investments in properties and in the acquisition of new properties aiming at the expansion of the Company’s activities, in addition to investments in infrastructure for expansion of the Company’s production capacity. The Reserve for Investment and Expansion may be used to back the purchase by the Company of the shares of its issuance, subject to the terms and conditions of the repurchase program of shares approved by the Board of Directors.

We further inform that the allocations herein proposed are perfectly reflected in the Financial Statements for the year ended 06.30.2021, approved on the date hereof.

Accordingly, we submit to your appreciation, at Ordinary Annual General Meeting to be held at this date, the proposal for allocation of results and dividends distribution presented hereinabove.

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